UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BioAtla, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

09077B104
(CUSIP Number)

December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]            Rule 13d-1(b)
[x]            Rule 13d-1(c)
[ ]            Rule 13d-1(d)
___________________________________
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cormorant Global Healthcare Master Fund, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,076,065 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,076,065 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,076,065 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 3.34% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) PN (Partnership)

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cormorant Global Healthcare GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,076,065 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,076,065 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,076,065 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 3.34% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cormorant Private Healthcare Fund II, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,181,115 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,181,115 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,181,115 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 3.67% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) PN (Partnership)

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cormorant Private Healthcare GP II, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,181,115 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,181,115 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,181,115 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 3.67% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cormorant Asset Management, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 2,292,060 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 2,292,060 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,292,060 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 7.12% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) PN (Partnership)

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bihua Chen
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 2,292,060 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 2,292,060 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,292,060 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 7.12% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) IN (Individual)

Item 1.
(a)	Name of Issuer
BioAtla, Inc.
(b)	Address of Issuer’s Principal Executive Offices
11085 Torreyana Road, San Diego, CA 92121

Item 2.
(a)	Name of Person Filing

Cormorant Global Healthcare Master Fund, LP
Cormorant Global Healthcare GP, LLC
Cormorant Private Healthcare Fund II, LP
Cormorant Private Healthcare GP II, LLC
Cormorant Asset Management, LP
Bihua Chen

(b)	Address of Principal Business Office or, if none, Residence
200 Clarendon Street, 52nd Floor Boston, MA 02116
(c)	Citizenship

Cormorant Global Healthcare Master Fund, LP - Cayman Islands
Cormorant Global Healthcare GP, LLC - Delaware
Cormorant Private Healthcare Fund II, LP - Delaware
Cormorant Private Healthcare GP II, LLC - Delaware
Cormorant Asset Management, LP - Delaware
Bihua Chen - United States

(d)	Title of Class of Securities
Common Stock
(e)	CUSIP Number
09077B104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership***
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount Beneficially Owned***

Cormorant Global Healthcare Master Fund, LP – 1,076,065 shares
Cormorant Global Healthcare GP, LLC – 1,076,065 shares
Cormorant Private Healthcare Fund II, LP – 1,181,115 shares
Cormorant Private Healthcare GP II, LLC – 1,181,115 shares
Cormorant Asset Management, LP – 2,292,060 shares
Bihua Chen – 2,292,060 shares

(b)	Percent of Class

Cormorant Global Healthcare Master Fund, LP – 3.34%
Cormorant Global Healthcare GP, LLC – 3.34%
Cormorant Private Healthcare Fund II, LP – 3.67%
Cormorant Private Healthcare GP II, LLC – 3.67%
Cormorant Asset Management, LP – 7.12%
Bihua Chen – 7.12%

(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote

Cormorant Global Healthcare Master Fund, LP - 0 shares
Cormorant Global Healthcare GP, LLC - 0 shares
Cormorant Private Healthcare Fund II, LP – 0 shares
Cormorant Private Healthcare GP II, LLC – 0 shares
Cormorant Asset Management, LP - 0 shares
Bihua Chen - 0 shares

	(ii)	shared power to vote or to direct the vote

Cormorant Global Healthcare Master Fund, LP – 1,076,065 shares
Cormorant Global Healthcare GP, LLC – 1,076,065 shares
Cormorant Private Healthcare Fund II, LP – 1,181,115 shares
Cormorant Private Healthcare GP II, LLC – 1,181,115 shares
Cormorant Asset Management, LP – 2,292,060 shares
Bihua Chen – 2,292,060 shares

	(iii)	sole power to dispose or to direct the disposition of

Cormorant Global Healthcare Master Fund, LP - 0 shares
Cormorant Global Healthcare GP, LLC - 0 shares
Cormorant Private Healthcare Fund II, LP – 0 shares
Cormorant Private Healthcare GP II, LLC – 0 shares
Cormorant Asset Management, LP - 0 shares
Bihua Chen - 0 shares

	(iv)	shared power to dispose or to direct the disposition of

Cormorant Global Healthcare Master Fund, LP – 1,076,065 shares
Cormorant Global Healthcare GP, LLC – 1,076,065 shares
Cormorant Private Healthcare Fund II, LP – 1,181,115 shares
Cormorant Private Healthcare GP II, LLC – 1,181,115 shares
Cormorant Asset Management, LP – 2,292,060 shares
Bihua Chen – 2,292,060 shares

*** Shares reported herein for Cormorant Asset Management, LP represent shares which are beneficially by Cormorant Global Healthcare Master Fund, LP (the “Master Fund”) and Cormorant Private Healthcare Fund II, LP (“Fund II”), as reported herein, and a managed account (the “Account”).  Cormorant Global Healthcare GP, LLC, and Cormorant Private Healthcare GP II, LLC serve as the general partners of the Master Fund and Fund II, respectively. Cormorant Asset Management, LP serves as the investment manager to the Master Fund, Fund II and the Account.  Bihua Chen serves as the managing member of Cormorant Global Healthcare GP, LLC, Cormorant Private Healthcare GP II, LLC and the general partner of Cormorant Asset Management, LP.  Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.
The percentages reported herein with respect to the Reporting Persons’ holdings are calculated based upon (i) a statement in the Issuer’s Prospectus dated December 15, 2020, as filed with the Securities and Exchange Commission on December 17, 2020, that there would be 30,596,560 shares of Common Stock of the Issuer outstanding immediately after public offering to which the Prospectus related, without taking into account any additional shares of Common Stock that might be issued to the underwriters of the offering upon the exercise of their overallotment option, and (ii) the statement in the Issuer's press release dated December 18, 2020 that, at the closing of such offering, the Issuer sold an additional 1,575,000 shares of Common Stock in connection with the exercise in full by the underwriters of their option to purchase additional shares.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.
Item 8.	Identification and Classification of Members of the Group
Not applicable.
Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits     Exhibit

99.1                  Joint Filing Agreement by and among the Reporting Persons, incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on December 28, 2020.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
February 16, 2021

CORMORANT GLOBAL HEALTHCARE MASTER FUND, LP
By: Cormorant Global Healthcare GP, LLC
its General Partner

By: /s/ Bihua Chen
Bihua Chen, Managing Member

CORMORANT GLOBAL HEALTHCARE GP, LLC

By: /s/ Bihua Chen
Bihua Chen, Managing Member

CORMORANT PRIVATE HEALTHCARE FUND II, LP
By: Cormorant Global Healthcare GP II, LLC
its General Partner

By: /s/ Bihua Chen
Bihua Chen, Managing Member

CORMORANT PRIVATE HEALTHCARE GP II, LLC

By: /s/ Bihua Chen
Bihua Chen, Managing Member

CORMORANT ASSET MANAGEMENT, LP
By: Cormorant Asset Management GP, LLC
its General Partner

By: /s/ Bihua Chen
Bihua Chen, Managing Member

/s/ Bihua Chen
Bihua Chen